Filed by: First Niagara Financial Group, Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and demeed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                            Subject Company: First Niagara Financial Group, Inc.
                                                   Commission File No. 000-23975

[LOGO-First Niagara Financial Group, Inc.]     [LOGO-Hudson River Bancorp, Inc.]

                                 Acquisition of
                           Hudson River Bancorp, Inc.

                        "Driving Growth. Creating Value"

                                                                  September 2004

                                                                               2
                           Forward-Looking Statements

During the course of this presentation, we may make projections or other forward-looking statements regarding future events or the future financial performance of the Company. We wish to caution you that such statements are just predictions, and that actual events or results may differ materially. We refer you to the documents the Company files from time to time with the Securities and Exchange Commission, specifically the Company's last filed Form 10-K and Form 10-Q. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements.

The proposed transaction has been submitted to the stockholders of First Niagara Financial Group, Inc. and Hudson River Bancorp, Inc. for their consideration. First Niagara and Hudson River have filed a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC (Registration No. 333-116579). Stockholders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. The joint proxy statement/prospectus, as well as other filings containing information about First Niagara Financial Group, Inc. and Hudson River Bancorp, Inc., can be obtained without charge from the SEC's Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/ prospectus can be obtained, without charge, by directing a request to First Niagara Financial Group, Inc., Investor Relations, Christopher J. Thome, P.O. Box 514, Lockport, NY 14095-0514. (716) 625-7645 or to Hudson River Bancorp, Inc., Investor Relations, Carl A. Florio, (518) 828-4600, One Hudson City Centre, Hudson, NY 12534.


[LOGO-First Niagara Financial Group, Inc.]

                              Transaction Summary

o Transaction Value*                    $619.4 million
o Cash Consideration (20%)*             $124.8 million
o Stock Consideration (80%)*            35.7 million shares
o Management                            C. Florio to continue
                                        as Regional Executive
o Board Representation                  2 Seats
o Expected Closing                      January 2005
o Termination Fee                       $24 million

* Based on FNFG closing stock price on 4/1/04 of $13.87. To be finalized at closing.


[LOGO-First Niagara Financial Group, Inc.]

                          Transaction Summary - Pricing

                                                  Median Multiples
                                                ----------------------
                                                Sandler         Ryan
                                4/1/04          O'Neill*        Beck**
                               ---------------------------------------
Implied Purchase Price           $19.63
Price/Book Value                   201%           188%          225%
Price/Tangible BV                  270%           200%          254%
Price/LTM EPS                     18.4x          19.9x         22.6x
Core deposit premium              23.4%          17.7%         24.1%

(Transaction multiples are based on Hudson River financial information as of and for the twelve months ended December 31, 2003)

* Source: Sandler O'Neill fairness opinion.
** Source: Ryan Beck fairness opinion.


[LOGO-First Niagara Financial Group, Inc.]

                                                                               5
                         Transaction Summary - Economics


o Accretive to 2005 EPS by approximately 13%
o Anticipated cost savings of 20% in 2005, 28% in 2006 and 5% growth thereafter of Hudson River non-interest expenses
o Provides internal rate of return of 12%
o Direct and indirect merger related charges to total approximately $26 million, net (4.3% of transaction value)
o Earn back tangible dilution in less than 2 years


[LOGO-First Niagara Financial Group, Inc.]

                                                                               6
                             Pro Forma Balance Sheet

(At March 31, 2004, dollars and                                      Pro
shares in millions)                         FNFG        HRBT        Forma
                                            -----------------------------------
Assets                                      $4,980      $2,619      $7,822
Loans, Net                                  $3,033      $1,625      $4,683
Deposits                                    $3,299      $1,827      $5,138
Stockholders' Equity                        $  938      $  288      $1,421
Outstanding Shares*                           79.7        28.3       115.4
Banking Centers                                 71          49         110
Capital Region Mkt Share                        #8          #5          #2


* FNFG and Pro Forma amounts do not include 4.0 million of unallocated ESOP shares and 403 thousand of unvested RRP shares.


[LOGO-First Niagara Financial Group, Inc.]

                           Other Pro Forma Information

(At March 31, 2004)

                                            FNFG        HRBT        Pro Forma
                                            ------------------------------------
Equity/Assets                               18.84%      10.99%        18.17%
Tangible Equity/Assets                      12.72%       8.53%         9.22%
Book Value/Share*                           $11.77      $10.17        $12.32
Tangible BV/Share*                          $ 7.39      $ 7.68        $ 5.63
Efficiency Ratio                               59%         51%           54%


* FNFG and Pro Forma amounts do not include 4.0 million of unallocated ESOP shares and 403 thousand of unvested RRP shares.


[LOGO-First Niagara Financial Group, Inc.]

                       Hudson River - Strategic Rationale


o Creates critical mass in Capital Region

o Higher growth banking market

o Enhances financial performance

o Expands management team

o Continues the effective deployment of capital from "second-step" offering

o Experienced and efficient integration team with successful track record


[LOGO-First Niagara Financial Group, Inc.]

                            Pro Forma Market Presence

                         Market    Market   # Banking      Total Deposit
  County                Position   Share     Centers          Market
-------------------------------------------------------------------------------
Albany                    #5        7%         16           $9.4 billion
Saratoga                  #7        8%          6           $2.4 billion
Schenectady               #3       11%          6           $2.2 billion
Rensselaer                #1       34%         10           $1.8 billion
Columbia                  #1       57%          7           $923 million
Montgomery                #1       45%          6           $692 million


                                                 Source FDIC as of June 30, 2003


[LOGO-First Niagara Financial Group, Inc.]

                          Enhanced Statewide Franchise

             [Graphic of map showing locations of banking centers]


[LOGO-First Niagara Financial Group, Inc.]

                           Capital Region Demographics


Deposits                                        $18.4 billion
Loans                                           $12.0 billion
Commercial                                     24,000 companies
Wealth Management                               $12.0 billion
Risk Management
(Gross Premiums)                                 $2.4 billion


                                                        Source: Verdi Study 2003


[LOGO-First Niagara Financial Group, Inc.]

                                                                              12
                              Higher Growth Market


   Projected Growth                  Capital                    NYS
      2003-2008                      Region                  (Excl. NYC)
-------------------------------------------------------------------------------
Households                            3.09%                      2.64%
Household Income                     12.74%                     12.50%
Deposits 4-Year CAGR                  8.49%                      7.66%

                                                          Source: SNL Securities


[LOGO-First Niagara Financial Group, Inc.]

                         Enhanced Financial Performance

o Accretive to earnings

o Expanded commercial loan capacity

o Funding benefit of core deposit mix

o Enhanced fee income growth from both banking and financial services

o Incremental cost savings leveraging former Troy Financial Corporation


[LOGO-First Niagara Financial Group, Inc.]

                        Stock Performance Since FNFG IPO

[The following table represents line chart in source file]




                   All Thrift Index*         FNFG**               HRBT**
                   -----------------         ------               ------

Apr. '98                  0%                   0%                   0%

June '98                 -6%                  48%                   0%

Dec. '98                -20%                   5%                  12%

June '99                -21%                   6%                  10%

Dec. '99                -36%                   2%                   1%

June '00                -36%                  -6%                  19%

Dec. '00                 -1%                   8%                  27%

June '01                  9%                  55%                  81%

Dec. '01                  4%                  68%                 119%

June '02                 27%                 178%                 170%

Dec. '02                 22%                 161%                 148%

June '03                 44%                 260%                 179%

Dec. '03                 68%                 287%                 290%

4/1/04                   80%                 259%                 311%


                                                        * Source: SNL Securities
                                                       ** Source: Reuters


[LOGO-First Niagara Financial Group, Inc.]

                            Expanded Management Team

o  Carl Florio to serve as Regional Executive and member of Executive Team

o  Additional operational management strength

o  Two new board seats (3 in total from Capital Region)

o  Additional HRBT directors to join Eastern Region Advisory Board


[LOGO-First Niagara Financial Group, Inc.]

                          Deployment of Excess Capital

o Multifaceted Capital Management Program

  - Acquisitions

  - Organic growth

    o De novo expansion

  - Dividend increases

  - Share buybacks


[LOGO-First Niagara Financial Group, Inc.]

                           Transaction Considerations

o Deal valuation

o Tangible book value

o Future growth prospects

o Future acquisitions

o Future capital management


[LOGO-First Niagara Financial Group, Inc.]

                                 Deal Valuation


o Consistent with other transactions

  - Within multiple range
    o Price/book value
    o Core deposit premium
  - Slightly above range on price/tangible book value
  - Slightly below range on price/LTM EPS

o HRBT was trading at higher multiples than its peer median

o HRBT actively marketed

  - Six interested parties


[LOGO-First Niagara Financial Group, Inc.]

                            Tangible Book Value


o Earn back tangible dilution in < 2 years
  - Excludes revenue enhancements

o Long-term shareholder value driven by earnings growth
  - PEG ratio is at a discount to peer group
  - 27% 2005 EPS growth rate based on analyst consensus estimates


[LOGO-First Niagara Financial Group, Inc.]

                             Future Growth Prospects


o Significant synergies and cross sell opportunities

         -     Short and long-term benefits


o Enhanced lending capacity

         -     FNFG historical organic commercial loan growth >15%


o Strong core deposit mix

         -     FNFG and HRBT 68% core deposit ratio


o Expanded suite of products and services

         -     Non-interest income ratio FNFG 26% vs. HRBT 17%


o Leverage FNFG business/service model


[LOGO-First Niagara Financial Group, Inc.]

                                                                              21
                             Future Acquisitions


o HRBT strategically opportunistic acquisition
o Out of whole-bank acquisition market through 2005
o FNFG disciplined acquirer
  - Must be accretive in 1st year
  - Not greater than 1/2 size of FNFG
  - Must facilitate commercial expansion

o Walked away from several deals
o Experienced integration team


[LOGO-First Niagara Financial Group, Inc.]

                                                                              22
        Future Capital Management


o Historically active stock repurchaser
         -     3% program to be completed in 4th Qtr. 2004
         -     Additional 5% program just announced
         -     30% repurchased from 1999 - 2000 following IPO

o Dividends
         -     Historically increased semi-annually

o Organic growth
o De novo expansion
         -     5-6 banking centers per year

o Acquisitions


[LOGO-First Niagara Financial Group, Inc.]

                                                                              23
         "Driving Growth. Creating Value"


o Combination of two strong organizations
o Outstanding strategic fit in the Capital Region
o Long-term growth in shareholder value
  - Expanding franchise value
  - Earnings growth
  - High performance commitment


[LOGO-First Niagara Financial Group, Inc.]

                                                                              24
                         Driving Growth. Creating Value


                                      [LOGO-First Niagara Financial Group, Inc.]

                                    Appendix

                         First Niagara Financial Group
                                Financial Report
--------------------------------------------------------------------------------


[LOGO-First Niagara Financial Group, Inc.]

                                  FNFG Overview


o Founded 1870

o April 1998 IPO as a Mutual Holding Company

o January 2003 second step stock offering

o 1998 - August 2004
  - Five bank acquisitions
  - Thirteen de-novo banking centers
  - One branch purchase
  - Six financial services acquisitions


[LOGO-First Niagara Financial Group, Inc.]

                               Current Locations

                      [Graphic showing Current Locations]


[LOGO-First Niagara Financial Group, Inc.]

                                  FNFG Overview

                                               June 30, 2004
                                               -------------

o Assets                                       $5.0 billion

o Deposits                                     $3.3 billion

o Banking Centers                                        71

o ATMs                                                   95

o Employees                                           1,200


[LOGO-First Niagara Financial Group, Inc.]

                              Strong Asset Growth

                                                                 5-Year CAGR 19%
($ in millions)                                                    1998 - 2003

[The following data was represented as a bar chart in the source file.]

                Assets         Acquired
                -------        --------
1999            $1,712            -
2000            $1,775         $  850
2001            $2,858            -
2002            $2,935            -
2003            $3,213         $  377
June '04        $3,605         $1,421


[LOGO-First Niagara Financial Group, Inc.]

                           Commercial Lending Growth

                                                                 5-Year CAGR 38%
($ in millions)                                                    1998 - 2003

[The following data was represented as a bar chart in the source file.]

                Real Estate           Business
                -----------           --------
1999            $  218                $  24
2000            $  359                $  94
2001            $  449                $ 136
2002            $  575                $ 179
2003            $  740                $ 215
June '04        $1,150                $ 417


[LOGO-First Niagara Financial Group, Inc.]

                          Enhanced Loan Portfolio Mix

[The following data was represented as a pie chart in the source file.]

                                    Consumer
Commercial Real                     14%                     Residential
Estate & Business                                           Mortgage
24%                                                         62%

                                                               December 31, 1999


                                    Consumer                Residential
                                    13%                     Mortgage
Commercial Real                                             37%
Estate & Business
50%

                                                                   June 30, 2004


[LOGO-First Niagara Financial Group, Inc.]

                        Commercial Loan Portfolio Detail

(At June 30, 2004,
$ in millions)                                 Real Estate          C&I
--------------------------------------------------------------------------------
Outstanding balance                              $1,150             $417

Largest relationship                              $56.7            $32.2

Largest credit                                    $13.0            $15.0

Average balance                                  $0.664           $0.089

2004 annualized net charge-
offs to average loans                             0.00%            0.62%
--------------------------------------------------------------------------------


[LOGO-First Niagara Financial Group, Inc.]

                             Superior Asset Quality

                                               First
(At June 30, 2004)                             Niagara                FNFG
                                              Financial               Peer
                                               Group                  Group*
--------------------------------------------------------------------------------
Non-performing loans
to total loans                                 0.42%                  0.49%

Non-performing assets to
total assets                                   0.27%                  0.33%

Net charge-offs to
average loans (LTM)                            0.25%                  0.21%

Allowance for credit losses
to non-performing loans                      311.00%                286.00%

* Source SNL Securities - Most recent available median ratios for: ABCW, BBX, CHFC, CBU, FCTR, FFBC, FRME, IBNK, IFC, NPBC, NBTB, PRK, PFB, PBKS, PFS, RIGS, SBIB, SUSQ, TRMK, UBSI, UCBI, UNIZ, WYPT, WSBC


[LOGO-First Niagara Financial Group, Inc.]

                        Diversified Investment Portfolio

(at June 30, 2004)

[The following data was represented as a pie chart in the source file.]

                     Other
                     1%                           Muni
CMOs                                              Securities
23%                                               23%

MBS                                                           Agency
29%                                                           Bonds
                                                              24%

Investments - $1.2 billion, weighted average duration - 2.3 years


[LOGO-First Niagara Financial Group, Inc.]

                          Expanding Core Deposit Base

                                                                 5-Year CAGR 17%
($ in millions)                                                    1998 - 2003

[The following data was represented as a bar chart in the source file.]

                Non-Core (Time) Deposits           Core (Non-Time) Deposits
                ------------------------           ------------------------
1999            $  439                             $  674
2000            $  863                             $1,043
2001            $  881                             $1,110
2002            $  879                             $1,250
2003            $  992                             $1,363
June '04        $1,056                             $2,263


[LOGO-First Niagara Financial Group, Inc.]

                            Strong Net Income Growth
                                                                 5-Year CAGR 20%
($ in millions)                                                    1998 - 2003

[The following data was represented as a bar chart in the source file.]

1999*           $19.0
2000*           $21.6
2001*           $26.0
2002            $30.8
2003            $36.1
YTD 6/03        $16.7
YTD 6/04        $24.9

* Excludes goodwill amortization of $4.7 million, $2.1 million and $552 thousand for 2001, 2000 and 1999, respectively.


[LOGO-First Niagara Financial Group, Inc.]

                         Increased Net Interest Income

Net Interest Income           5-Year CAGR 19%                Net Interest Margin
($ in millions)                 1998 - 2003

[The following data was represented as a bar chart in the source file.]

            Net Interest Income              Net Interest Margin
            -------------------              -------------------

1999            $50.8                               3.33%
2000            $60.2                               3.26%
2001            $79.0                               3.25%
2002            $91.5                               3.52%
2003           $107.4                               3.33%
YTD 6/03        $52.0                               3.23%
YTD 6/04        $75.5                               3.56%


[LOGO-First Niagara Financial Group, Inc.]

                          Building Non-Interest Income

($ in millions)                                                  5-Year CAGR 36%
                                                                   1998 - 2003

[The following data was represented as a bar chart in the source file.]

            Financial Services       Banking Services        Other
            ------------------       ----------------        -----
1999        $11.1                    $ 6.5                   $ 4.1
2000        $11.7                    $10.4                   $ 4.7
2001        $14.2                    $14.5                   $ 5.9
2002        $16.3                    $19.7                   $ 5.8
2003        $18.3                    $20.1                   $ 5.0
YTD 6/03    $ 9.0                    $ 9.9                   $ 2.0
YTD 6/04    $11.2                    $11.0                   $ 3.0


[LOGO-First Niagara Financial Group, Inc.]

                                Efficiency Ratio

[The following data was represented as a bar chart in the source file.]

1999*           57%
2000*           61%
2001*           63%
2002            58%
2003            59%
YTD 6/04        58%

* Excludes goodwill amortization of $4.6 million, $2.0 million and $404 thousand for 2001, 2000 and 1999, respectively.


[LOGO-First Niagara Financial Group, Inc.]

                              Steady Growth in EPS

                                                                 4-Year CAGR 18%
Diluted EPS                                                        1999 - 2003
[The following data was represented as a bar chart in the source file.]


            Actual             Analyst Estimates
            ------             -----------------

1999*       $0.27                -
2000*       $0.34                -
2001*       $0.40                -
2002        $0.47                -
2003        $0.53                -
2004        $0.31              $0.33

* Excludes goodwill amortization of $0.07, $0.04 and $0.01 per share for 2001, 2000 and 1999, respectively.


[LOGO-First Niagara Financial Group, Inc.]

                                Return on Equity

[The following data was represented as a bar chart in the source file.]

                       ROTE              ROE
                       ----              ---
1998                   6.43%             6.43%
1999*                  8.21%             7.75%
2000*                 11.22%             9.29%
2001*                 15.09%            10.16%
2002                  15.90%            11.22%
2003                   6.15%             5.19%
2004 (Projected)       8.80%             5.60%

* Excludes goodwill amortization of $4.7 million, $2.1 million and $552 thousand for 2001, 2000 and 1999, respectively.


[LOGO-First Niagara Financial Group, Inc.]

                               Strategic Blueprint


o Clarify vision and mission

o Emerging themes
  - Customer-centric focus
  - Develop commercial relationships
  - Strengthen our Team
  - Process improvement
  - Strategic acquisitions

o Outcome - Top-tier financial performance


[LOGO-First Niagara Financial Group, Inc.]

                         Driving Growth. Creating Value


[LOGO-First Niagara Financial Group, Inc.]